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                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 3
                                         TO
                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                            CORNERSTONE PROPERTIES, INC.
                                  (Name of Issuer)


                             COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)


                                     218916104
                                   (CUSIP Number)


                              ANN F. CHAMBERLAIN, ESQ.
                               RICHARDS & O'NEIL, LLP
                                  885 THIRD AVENUE
                                 NEW YORK, NEW YORK
                                     10022-4873
                                   (212) 207-1200
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                       December 16, 1998 & December 31, 1998
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


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                                     SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP     NO. 218916104
--------------------------------------------------------------------------------
(1)  Name of reporting person           STICHTING PENSIOENFONDS VOOR
                                        DE GEZONDHEID GEESTELIJKE EN
------------------------------------    MAATSCHAPPELIJKE BELANGEN

     S.S. or I.R.S. identification
     Nos. of above persons

------------------------------------

-------------------------------------- -----------------------------------------
(2)  Check the appropriate box if a
     member of a group                  (a)  / /
     (see instructions)                 (b)  / /

-------------------------------------- -----------------------------------------
(3)  SEC use only


-------------------------------------- -----------------------------------------
(4)  Source of funds
     (see instructions)
                                        WC

-------------------------------------- -----------------------------------------
(5)  Check if disclosure of legal
     proceedings is required pursuant   / /
     to items 2(d) or 2(e)

-------------------------------------- -----------------------------------------
(6)  Citizenship or place of
     organization                       THE NETHERLANDS

-------------------------------------- -----------------------------------------
Number of shares beneficially owned
by each reporting person with:
-------------------------------------- -----------------------------------------
(7)  Sole voting power                  45,779,703

-------------------------------------- -----------------------------------------
(8)  Shared voting power                0

-------------------------------------- -----------------------------------------
(9)  Sole dispositive power             45,779,703

-------------------------------------- -----------------------------------------
(10) Shared dispositive power           0

-------------------------------------- -----------------------------------------
(11) Aggregate amount beneficially
     owned by each reporting person     45,779,703

-------------------------------------- -----------------------------------------
(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)          / /
-------------------------------------- -----------------------------------------
(13) Percent of class represented by
     amount in Row (11)                 35.7%

-------------------------------------- -----------------------------------------
(14) Type of reporting person
     (see instructions)                 HC/EP
-------------------------------------- -----------------------------------------


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--------------------------------------------------------------------------------
CUSIP NO. 218916104
--------------------------------------------------------------------------------
(1)  Names of reporting person

     -------------------------          DUTCH INSTITUTIONAL HOLDING COMPANY,
                                        INC.
     S.S. or I.R.S. identification
     Nos. of above persons

     -----------------------------

-------------------------------------- -----------------------------------------
(2)  Check the appropriate box          (a)  / /
     if a member of a group
     (see instructions)                 (b)  / /

-------------------------------------- -----------------------------------------
(3)  SEC use only

-------------------------------------- -----------------------------------------
(4)  Source of funds (see
     instructions)

-------------------------------------- -----------------------------------------
(5)  Check if disclosure of legal
     procedures is required pursuant
     to items 2(d) or 2(e)              / /

-------------------------------------- -----------------------------------------
(6)  Citizenship or place of
     organization                       DELAWARE

-------------------------------------- -----------------------------------------
Number of shares beneficially owned
by each reporting person with:
-------------------------------------- -----------------------------------------
(7)  Sole voting power                  0

-------------------------------------- -----------------------------------------
(8)  Shared voting power                0

-------------------------------------- -----------------------------------------
(9)  Sole dispositive power             0

-------------------------------------- -----------------------------------------
(10) Shared dispositive power           0

-------------------------------------- -----------------------------------------
(11) Aggregate amount beneficially
     owned by each reporting person     0

-------------------------------------- -----------------------------------------
(12) Check box if the aggregate
     amount in Row (11) excludes        / /
     certain shares (see instructions)

-------------------------------------- -----------------------------------------
(13) Percent of class represented by
     amount in Row (11)                 0%

-------------------------------------- -----------------------------------------
(14) Type of reporting person
     (see instructions)                 CO

-------------------------------------- -----------------------------------------


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                     CORNERSTONE PROPERTIES, INC. SCHEDULE 13D
                                  AMENDMENT NO. 3


     This Amendment No. 3 ("AMENDMENT NO. 3") amends a Statement on Schedule 13D (the "SCHEDULE 13D"), dated as of August 26, 1997 and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") and Dutch Institutional Holding Company, Inc. ("DIHC", and, together with PGGM, the "REPORTING PERSONS"), as amended by an Amendment No. 1, dated as of October 30, 1997 ("AMENDMENT NO. 1") and an Amendment No. 2, dated as of
June 30, 1998 ("AMENDMENT NO. 2"). This Amendment No. 3 amends Items 3, 5, 6 and 7 of the Schedule 13D. Items 1, 2 and 4 are not amended hereby.
Capitalized terms used in this Amendment No. 3 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and Amendments No. 1 and 2.

     This Amendment No. 3 is being filed to reflect (i) the acquisition by PGGM on December 16, 1998 of 11,596,203 shares of Common Stock of Cornerstone Properties, Inc. (the "COMPANY") pursuant to a Stock Purchase Agreement, dated as of June 22, 1998 (the "STOCK PURCHASE AGREEMENT"), as amended by the First Amendment, dated November 30, 1998 (the "FIRST AMENDMENT"), attached hereto as Exhibit P and incorporated herein by reference, and certain transactions contemplated thereby which permit PGGM to continue to influence the control of the Company; (ii) the acquisition by PGGM on December 31, 1998 of the 6,726,750 shares of Common Stock of the Company previously owned by DIHC (the "DIHC COMMON STOCK"); and (iii) the fact that DIHC no longer owns more than 5% of the Common Stock of the Company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Purchase Agreement PGGM purchased and the Company sold, an aggregate of 11,594,203 shares of Common Stock of the Company at a per share price equal to $17.25, for an aggregate purchase price of $200,000,000. PGGM used internal funds to purchase the Common Stock. PGGM acquired the DIHC Common Stock as part of the consideration it received on December 31, 1998 in redemption of certain shares of capital stock of DIHC owned by it.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, PGGM owns in the aggregate, 45,779,703 shares of Common Stock of the Company (representing approximately 35.7% of the 128,210,769 shares of Common Stock of the Company outstanding as of December 16,
1998).

     (b) As of the date hereof, PGGM has the power to vote or to direct the vote of or the power to dispose or direct the disposition of the shares of Common Stock of the Company that are beneficially owned by it as follows:

          Beneficial       Right         Right to        No Right to
          Ownership       to Vote        Dispose       Vote or Dispose

PGGM      45,779,703     45,779,703     45,779,703            0


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     (c)  None.

     (d)  None.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the information set forth in Items 3, 4, 5 and 6 of Amendment No. 2 and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock of the Company.

     1.   FINAL AMENDED AND RESTATED REGISTRATION RIGHTS AND VOTING
          AGREEMENT

     At the closing of the Stock Purchase Agreement, PGGM, DIHC and the Company entered into an Amended and Restated Registration Rights and Voting Agreement (the "FINAL AMENDED AND RESTATED REGISTRATION RIGHTS AND VOTING AGREEMENT"), which is attached hereto as Exhibit Q and is incorporated by reference herein. Except as expressly noted below in this Item 6, paragraph 1, the provisions of the Registration Rights Agreement described in Amendment No. 2 and filed as Exhibit K thereto are those contained in the Final Amended and Restated Registration Rights and Voting Agreement.

          A.   BOARD REPRESENTATION

          The Final Amended and Restated Registration Rights and Voting Agreement provides that as long as PGGM and DIHC and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock of the Company, the Company will take all action necessary to ensure that two members of the Board of Directors of the Company (the "COMPANY BOARD") are individuals designated by PGGM ("PGGM DIRECTORS"). In addition, until the earlier to occur of (a) the date on which PGGM and DIHC and their affiliates own in the aggregate less than 25% of the issued and outstanding shares of Common Stock of the Company and (b) October 27, 2002, (i) the Company will take all action necessary to ensure that one PGGM Director is appointed to the board affairs committee of the Company Board (the "BOARD AFFAIRS COMMITTEE"), (ii) all nominees for directors of the Company by the Company Board (other than "INCUMBENT DIRECTORS" (as defined below) and PGGM Directors) shall be persons not affiliated with PGGM or DIHC or any of their affiliates and will be made with the unanimous approval of the Board Affairs Committee, (iii) each of PGGM and DIHC will vote (or provide written consent with respect to) all shares of Common Stock of the Company over which it will exercise voting authority in favor of the persons nominated as PGGM Directors and all nominees of the Company Board nominated in accordance with (ii), above and all Incumbent Directors, (iv) the Company will take all action necessary to ensure that vacancies on the Company Board caused by the resignation, removal or death of a PGGM Director are filled with a PGGM Director, and (v) the number of directors constituting the full Company Board will not be


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increased without the unanimous consent of the Board Affairs Committee.

          "INCUMBENT DIRECTORS" means (i) all individuals constituting the Company Board at the Closing, (ii) all individuals thereafter designated as nominees to the Company Board by New York State Teachers' Retirement System pursuant to a letter agreement dated November 22, 1996, (iii) all individuals thereafter designated as nominees to the Company Board by Hexalon Real Estate, Inc. pursuant to a letter agreement dated November 7, 1996, and (iv) one individual at any time thereafter designated by Deutsche Bank AG as a nominee to the Company Board, (v) Messrs. William Wilson III, Donald G. Fisher and Randall A. Hack as nominees to the Company Board pursuant to an agreement dated as of June 22, 1998, as amended.

          B.   FINAL AMENDED AND RESTATED BYLAWS

          The Final Amended and Restated Registration Rights and Voting Agreement provides that from December 16, 1998, the date of adoption of the Amended and Restated Bylaws of the Company, the form of which is attached hereto as Exhibit R and incorporated by reference herein (the "FINAL BYLAWS"), until the third anniversary of such date, each of the Reporting Persons shall (i) vote all shares of Common Stock of the Company over which it exercises voting authority in favor of the persons nominated as Wilson Directors (as defined in the Final Bylaws) pursuant to Section 3.03(a) of the Final Bylaws and approved by the Board Affairs Committee as set forth in Section 3.02 of the Final Bylaws; and (ii) use commercially reasonable efforts to cause the PGGM Directors, in considering the nominees proposed by William Wilson, III ("WILSON III") or such other person as is designated by Wilson III for inclusion in the Company Board's list of nominees for election as director to approve in all cases Wilson III and in considering other persons nominated as Wilson Directors, not to unreasonably withhold its approval. The Reporting Persons also agree not to vote to repeal or amend the Final Bylaws, where such amendment is covered by Section 10.01(b) of such Final Bylaws, unless such amendment is approved by the Wilson Directors.

     2.   REVISIONS TO THE COMPANY'S BYLAWS

     The Final Bylaws which were adopted by the Company effective December 16, 1998, provide that (a) as long as PGGM and DIHC and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock of the Company, the Company Board will nominate two PGGM Directors for election to the Company Board at any meeting of stockholders at which directors are being elected; and (b) during the period that ends on the earlier of the date on which the Reporting Persons and their affiliates own in the aggregate less than 25% of the issued and outstanding shares of Common Stock of the Company or October 31, 2002 (the "PGGM PERIOD"), (i) the number of directors constituting the Company Board may not be increased or decreased without approval of a majority of the Company Board and the unanimous approval of the Board Affairs Committee; (ii) no director of the Company will be a person affiliated with the Reporting Persons or their affiliates other than the two PGGM Directors; (iii) all nominees for directors of the Company by the Company Board (other than PGGM Directors, Wilson III and Incumbent Directors) must be approved by the unanimous vote of the Board

Affairs Committee; (iv) the members of each committee of the Company Board except the audit and compensation committee shall include at least one PGGM Director (if any are members of the Company Board); (v) the duties and responsibilities of the Board Affairs Committee will not be amended without the unanimous approval of the Board Affairs Committee; and (vi) no fewer than half of the members of the investment committee shall be individuals that are not employees of the Company.

     The Final Bylaws provide that (i) during the PGGM Period, any amendment of the Final Bylaws relating to the rights of the Reporting Persons or the PGGM Directors, which rights are specific during the PGGM Period to DIHC, PGGM or the PGGM Directors and not granted to directors generally, will require the affirmative vote of a majority of the entire Company Board and the unanimous approval of the Board Affairs Committee; and (ii) so long as the Reporting Persons and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock of the Company, amendment of the provisions of the Amended Bylaws related to (i) above shall require the affirmative vote of a majority of the entire Company Board and the unanimous approval of the Board Affairs Committee

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A, which was previously filed as Exhibit A to Amendment No. 2 contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

     EXHIBIT B, which appears on page 22 of Amendment No. 2, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of DIHC.

     EXHIBIT C, previously filed as Exhibit C to Schedule 13D, is the Loan Purchase Agreement by PGGM and the Company dated as of August 18, 1997.

     EXHIBIT D, previously filed as Exhibit D to Schedule 13D, is Schedule 3.07(a) of the Loan Purchase Agreement, which sets forth the Purchased Loans and the Purchased Loan Documents of PGGM transferred to the Company.

     EXHIBIT E, previously filed as Exhibit E to Schedule 13D, is the Stock Purchase Agreement by DIHC and the Company dated as of August 18, 1997.

     EXHIBIT F, previously filed as Exhibit F to Schedule 13D, are Schedules
3.02 and 3.03(a) of the 1997 Stock Purchase Agreement, which set forth the Seller Subsidiary Shares of DIHC transferred to the Company.

     EXHIBIT G, previously filed as Exhibit G to Schedule 13D, is Schedule 1.01(1) of the 1997 Stock Purchase Agreement, which sets forth the properties of DIHC transferred to the Company.

     EXHIBIT H, which appears on page 23 of Amendment No. 2, is the Stock Purchase Agreement entered into by the Company and PGGM on June 22, 1998.

     EXHIBIT I, previously filed as Exhibit A to Amendment No. 1, is a copy of the Common Stock Purchase Agreement referred to in Item 5 hereof.

     EXHIBIT J, previously filed as Exhibit B to Amendment No. 1, is the Registration Rights and Voting Agreement entered into by PGGM, DIHC, and the Company on October 27, 1997, the provisions of which are described in the
Schedule 13D.

     EXHIBIT K, which appears on page 38 of Amendment No. 2, is the form of the Amended and Restated Registration Rights and Voting Agreement which is proposed to be entered into by PGGM, DIHC, and the Company.

     EXHIBIT L, previously filed as Exhibit I to Amendment No. 1, is the amendment to the Company's Charter.

     EXHIBIT M, which appears on page 72 of Amendment No. 2, is the proposed Amended and Restated Bylaws of the Company.

     EXHIBIT N, which appears on page 89 of Amendment No. 2, is the Voting Agreement entered into by the Company, WW&A, PGGM and DIHC on June 22, 1998.

     EXHIBIT O, previously filed as Exhibit C to Amendment No. 1, is the Joint Filing Agreement between PGGM and DIHC.

     EXHIBIT P, which appears on page 10 of this Amendment No. 3, is the First Amendment, dated November 20, 1998, to the Stock Purchase Agreement.

     EXHIBIT Q, which appears on page 12 of this Amendment No. 3, is the Amended and Restated Registration Rights and Voting Agreement, dated December 16, 1998.

     EXHIBIT R, which appears on page 49 of this Amendment No. 3, is the form of Amended and Restated Bylaws of the Company adopted effective December 16, 1998.

     EXHIBIT S, which appears on page 66 of this Amendment No. 3, is the Joint Filing Agreement between PGGM and DIHC, dated December 31, 1998.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 31, 1998

                                             STICHTING PENSIOENFONDS VOOR DE
                                             GEZONDHEID GEESTELIJKE EN
                                             MAATSCHAPPELIJKE BELANGEN


                                             By: /s/ Dick J. de Beus
                                                 -------------------------------
                                                  Name: Dick J. de Beus
                                                  Title: Chairman, Board of
                                                  Managing Directors


                                             By: /s/ Pieter S. van den Berg
                                                 -------------------------------
                                                  Name: Pieter S. van den Berg
                                                  Title: Staff Director

                                             DUTCH INSTITUTIONAL HOLDING
                                             COMPANY, INC.


                                             By: /s/ Craig W. Johnston
                                                 -------------------------------
                                                  Name: Craig W. Johnston
                                                  Title: Vice President